SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   ) *

InMode Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M5425M 103
(CUSIP Number)

N/A
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M5425M 103

1.	Name of Reporting Person Moshe Mizrahy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Israel

Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power: 5,085,328 shares
	6.	Shared Voting Power: 0 shares
	7.	Sole Dispositive Power: 5,085,328 shares
	8.	Shared Dispositive Power: 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,085,328 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 15.9%(1)
12.	Type of Reporting Person (See Instructions): IN

(1)           Based on 31,973,572 ordinary shares outstanding as of September 12, 2019, as reported on the Issuer’s registration statement on Form S-8 filed with the Securities and Exchange Commission on September 20, 2019.

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CUSIP No. M5425M 103

Item	1

(a)	Name of Issuer:

InMode Ltd. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

Tavor Building, Sha’ar Yokneam

P.O. Box 533

Yokneam 2069200, Israel

Item	2

(a)	Name of Person Filing:

This filing is being made on behalf of:

Moshe Mizrahy

(b)	Address of Principal Business Office or, if none, Residence:

Moshe Mizrahy

c/o InMode Ltd.

Tavor Building, Sha’ar Yokneam

P.O. Box 533

Yokneam 2069200, Israel

(c)	Citizenship:

Mr. Mizrahy is a citizen of Israel.

(d)	Title of Class of Securities:

Ordinary shares, NIS 0.01 par value per share

(e)	CUSIP Number:

M5425M 103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐  An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f) ☐  An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g) ☐  A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h) ☐  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐   A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐  Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not applicable.

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CUSIP No. M5425M 103

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

See the response to Item 9 on the attached cover page.

(b)	Percent of class:

15.9%*

* Based on 31,973,572 ordinary shares outstanding as of September 12, 2019, as reported on the Issuer’s registration statement on Form S-8 filed with the Securities and Exchange Commission on September 20, 2019.

(c)	Number of shares as to which the person has:

(i)       Sole power to vote or to direct the vote:

Mr. Mizrahy has sole power to vote or direct the vote of 5,085,328 ordinary shares.

(ii)      Shared power to vote or to direct the vote:

None.

(iii)     Sole power to dispose or to direct the disposition of:

Mr. Mizrahy has sole power to dispose or direct the disposition of 5,085,328 ordinary shares.

(iv)     Shared power to dispose or to direct the disposition of:

None.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐:

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CUSIP No. M5425M 103

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

/s/ Moshe Mizrahy
Signature

Moshe Mizrahy
Name

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